

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2020

Aristides J. Pittas
President and Chief Executive Officer
EuroDry Ltd.
4 Messogiou & Evropis Street
151 24 Maroussi, Greece

  Re: EuroDry Ltd.
    Registration Statement on Form F-3
    Filed May 13, 2020
    File No. 333-238235

Dear Mr. Pittas:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Lawrence Rutkowski